As filed with the SEC on August 12, 2005

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tri-Valley Corporation
(Name of Issuer)

Common Stock
(Class of Securities)

895735-10-8
(CUSIP Number)

G. Thomas Gamble
PO Box 670
St. Helena, CA 94574
(707) 963-5627
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box □.

CUSIP No. 895735-10-8
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(1) Names of Reporting Persons:
G. Thomas Gamble
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(2) Check the appropriate box if a member of a group:
(a)  [   ]
(b)  [   ]
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(3) SEC Use Only

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(4) Source of Funds:
PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[   ]
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(6) Citizenship or place of organization:
USA
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Number of shares beneficially owned by each person with:
(7)	Sole voting power	G. Thomas Gamble	1,316,667 Shares Common

(8)	Shared voting power	None

(9)	Sole dispositive power	G. Thomas Gamble	1,316,667 Shares Common

(10)	Shared dispositive power	None

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(11) Aggregate amount beneficially owned by each reporting person.
G. Thomas Gamble: 1,316,667 Shares Common
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(12) Check if the aggregate amount in row (11) excludes certain shares
[   ]
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(13) Percent of class represented by amount in Row (11)
6%
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(14) Type of reporting person:
IN
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Item 1  Security and Issuer

Common Stock
Tri-Valley Corporation
5555 Business Park South
Suite 200
Bakersfield, California 93309

Item 2  Identity and Background

(a) G. Thomas Gamble

(b) PO Box 670, St. Helena, CA 94574

(c) Investor

(d) None

(e) None

(f) USA

Item 3  Source and Amount of Funds or Other Consideration

Personal funds: $850,005.00

Item 4  Purpose of Transaction

Made investment as part of ongoing acquisition program to potentially acquire a controlling interest in the company.

Item 5  Interest in Securities of the Issuer

The individual has accumulated common stock over time. The shares described in this schedule have been purchased directly from the company. On June 9, 2005, the individual purchased 50,000 shares of common stock from the company at the price of $12.00 per share. These shares included 16,667 warrants to purchase 16,667 shares of common stock at an exercise price of $15.00 per share. These warrants were exercised in their entirety on June 27, 2005. The shares were issued July 29, 2005, which was the date the Company received approval from the American Stock Exchange to issue these shares.

The latest transaction brings the individual’s aggregate ownership to 1,316,667 shares of common stock. This represents 5.8% of the 22,552,969 Tri-Valley shares known by the individual to be outstanding on the date of this filing.

Item 6  Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

NA

Item 7  Exhibits

NA

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

G. Thomas Gamble

Date: 8-09-05	/s/ G. Thomas Gamble